Exhibit 99.11
Crescent Point Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil & Gas (unaudited)
December 31, 2019
The following disclosures have been prepared by Crescent Point Energy Corp. ("Crescent Point" or the "Company") in accordance with Accounting Standards Codification 932 "Extractive Activities — Oil & Gas" ("ASC 932") issued by the Financial Accounting Standards Board ("FASB") and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
For the years ended December 31, 2019 and 2018, the Company filed its reserves information under National Instrument 51-101 – "Standards of Disclosure of Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission ("SEC") requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. The difference between the reported numbers under the two disclosure standards can, therefore, be material.
Petroleum and Natural Gas Reserve Information
Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids ("NGL") that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.
Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures. Additional future expenditures would be minor compared to the cost of drilling a new well.
Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where significant future expenditure is required.
Reserves are estimated quantities of crude oil, NGLs and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and considered to be economic at average commodity prices based upon the prior 12-month period. Estimates of petroleum and natural gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Net reserves presented in this section represent the Company's working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

CRESCENT POINT ENERGY CORP.	1

The changes in Crescent Point's net proved crude oil, NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2019 were as follows:

	Canada				United States				Total
Net Proved Reserves (1)	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (Mboe)	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (Mboe)	Crude Oil (Mbbls)	NGLs (Mbbls)	Natural Gas (MMcf)	Total (Mboe)
December 31, 2017	327,724	47,438	229,274	413,375	47,860	5,588	75,973	66,110	375,583	53,027	305,248	479,485
Revisions of previous estimates	22,518	7,972	20,503	33,907	25,625	6,170	(12,056)	29,785	48,143	14,141	8,447	63,693
Improved recovery	6,854	1,972	6,933	9,981	—	—	—	—	6,854	1,972	6,933	9,981
Purchases of reserves in place	398	15	94	429	123	15	125	159	521	30	219	587
Extensions and discoveries	8,301	343	5,023	9,481	9,270	569	5,645	10,780	17,572	912	10,668	20,262
Production	(34,731)	(5,735)	(30,964)	(45,627)	(8,416)	(809)	(7,108)	(10,410)	(43,146)	(6,545)	(38,072)	(56,036)
Sales of reserves in place	(11,409)	(1,186)	(8,700)	(14,046)	(2,085)	(342)	(1,806)	(2,728)	(13,494)	(1,528)	(10,506)	(16,773)
December 31, 2018	319,655	50,819	222,164	407,502	72,378	11,190	60,774	93,697	392,033	62,009	282,938	501,198
Revisions of previous estimates	(20,438)	(4,954)	(23,260)	(29,269)	9,121	2,490	11,566	13,539	(11,318)	(2,464)	(11,695)	(15,730)
Improved recovery	1,058	41	534	1,188	—	—	—	—	1,058	41	534	1,188
Purchases of reserves in place	2,077	(11)	(18)	2,063	979	184	574	1,259	3,056	174	556	3,322
Extensions and discoveries	2,534	174	2,167	3,070	—	—	—	—	2,534	174	2,167	3,070
Production	(31,586)	(5,533)	(24,551)	(41,211)	(7,544)	(1,267)	(7,974)	(10,140)	(39,131)	(6,799)	(32,525)	(51,351)
Sales of reserves in place	(25,034)	(1,997)	(18,311)	(30,083)	(29,668)	(2,802)	(33,566)	(38,064)	(54,702)	(4,799)	(51,876)	(68,147)
December 31, 2019	248,266	38,540	158,726	313,260	45,266	9,796	31,374	60,291	293,531	48,336	190,100	373,550

Net Proved Developed Reserves
December 31, 2017	227,769	33,732	168,407	289,569	29,701	3,785	43,236	40,692	257,470	37,517	211,643	330,261
December 31, 2018	228,814	38,092	163,850	294,214	36,549	5,599	38,290	48,530	265,363	43,691	202,139	342,744
December 31, 2019	193,456	31,722	126,464	246,255	16,212	4,888	15,147	23,625	209,668	36,610	141,611	269,880
Net Proved Undeveloped Reserves
December 31, 2017	99,955	13,706	60,867	123,805	18,158	1,803	32,737	25,418	118,113	15,509	93,605	149,223
December 31, 2018	90,841	12,727	58,314	113,287	35,829	5,591	22,484	45,167	126,670	18,318	80,798	158,454
December 31, 2019	54,810	6,818	32,262	67,004	29,053	4,908	16,226	36,666	83,863	11,726	48,488	103,670
(1) Numbers may not add due to rounding.
Revisions of previous estimates - 2018
In 2018, total proved reserves increased by approximately 14.4 MMboe in Canada, and 39.8 MMboe in the United States due to increases in constant pricing for crude oil, natural gas, and NGL constituents at December 31, 2018 compared to December 31, 2017. In Canada, the majority of the remaining revisions are due to infill drilling in the Company's core areas of Viewfield (8.6 MMboe), Flat Lake in southeast Saskatchewan (7.0 MMboe), and Shaunavon in southwest Saskatchewan (4.9 MMboe), with the remainder being attributed to non-core areas (4.5 MMboe). These revisions were offset by minor negative performance based technical revisions of 5.5 MMboe. In the United States, the Company realized 13.1 MMboe of infill drilling additions from ongoing development in North Dakota. These positive adjustments were offset with the removal of low priority vertical locations in the Uinta basin in Utah (17.4 MMboe).
Revisions of previous estimates - 2019
In 2019, total proved reserves decreased by approximately 7.9 MMboe in Canada, and 2.2 MMboe in the United States due to decreases in constant pricing for crude oil, natural gas, and NGL constituents at December 31, 2019 compared to December 31, 2018. In Canada, the Company added 14.4 MMboe of total proved reserves through infill drilling, this includes the major areas of Viewfield (2.4 MMboe) and Flat Lake (3.1 MMboe) in Southeast Saskatchewan, as well as Shaunavon (5.8 MMboe) in Southwest Saskatchewan, with the remainder attributed to non-core areas (3.1 MMboe). This was offset with 19.5 MMboe of booked locations being removed due to lower than previously forecasted capital deployment in recent years. The remaining 16.3 MMboe of negative technical revisions were primarily due to a reassessment of the resource basins, which resulted in recognition of performance deviations from early forecasts. In the United States, the majority of the remaining revisions are due to continued development within North Dakota (12.3 MMboe) through infill drilling with the remainder coming from positive technical revisions of 3.4 MMboe.

CRESCENT POINT ENERGY CORP.	2

Improved Recovery
In 2018, items reflected in improved recovery are due to the Company's ongoing waterflood development in the Viewfield (5.6 MMboe), Flat Lake (1.0 MMboe), Shaunavon (2.0 MMboe), and non-core areas (1.4 MMboe).
Extensions and Discoveries
In 2018, in Canada, the Company realized 9.5 MMboe of extensions, most of which are attributed to the aforementioned core areas (3.3 MMboe), the expanding Duvernay asset (2.9 MMboe), and an inventory realignment of southeast Saskatchewan conventional locations (2.8 MMboe). The Company realized an additional 10.0 MMboe in the United States due to the continued success of step out horizontal drilling in the Uinta Basin, with the remaining 0.8 MMboe from North Dakota. There were no reserves attributed to discoveries in 2018.
Sale of Reserves in Place
In 2018, the Company divested various non-core areas within Canada and the United States.
In 2019, the Company realized several key dispositions in Canada and the United States including the entirety of the Uinta Basin within Utah, as well as conventional assets within Canada including the Pinto area in Flat Lake and the Tatagwa area within Weyburn.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves
The following information has been developed utilizing procedures prescribed by ASC 932, as updated by Accounting Standards Update 2010-03 "Oil and Gas Reserve Estimation and Disclosures", and based on crude oil, NGL and natural gas reserve and production volumes estimated by Crescent Point's independent reserves evaluators, GLJ Petroleum Consultants Ltd. and Sproule Associates Limited. The methodology used in calculating our price and cost assumptions for the standardized measure of discounted future net cash flows for reserve estimation is based upon the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.
Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.
The information contained in the following table should not be considered representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Crescent Point's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

Commodity Pricing	2019	2018
WTI at Cushing Oklahoma ($US/bbl)	55.73	65.55
Edmonton ($Cdn/bbl)	66.77	70.32
Exchange Rate ($US/$Cdn)	0.7521	0.7758
AECO/NIT Spot ($Cdn/MMBTU)	2.02	1.46
Henry Hub NYMEX ($US/MMBTU)	2.54	3.02
The standardized measure of discounted future net cash flows relating to net proved crude oil, NGL and natural gas reserves are as follows:

December 31, 2019 (millions of Canadian dollars) (1)	Canada	United States	Total
Future cash inflows	16,632	3,029	19,661
Future production costs	(6,951)	(1,158)	(8,109)
Future development costs and asset retirement obligations (2)	(2,699)	(1,063)	(3,762)
Future income taxes (3)	—	(18)	(18)
Future net cash flows	6,982	790	7,772
Deduct: 10% annual discount factor for timing of future cash flows	(2,392)	(479)	(2,871)
Standardized measure of future net cash flows	4,590	311	4,901
(1) Numbers may not add due to rounding.
(2) Asset retirement obligations include the costs related to producing wells, future undeveloped proved locations for which there are reserves assigned, as well as all entities that do not have reserves assigned including facilities and gathering systems.
(3) At December 31, 2019, the Company's Canadian and United States tax pools in Canadian dollars were approximately $7.7 billion and $3.0 billion, respectively.

CRESCENT POINT ENERGY CORP.	3

December 31, 2018 (millions of Canadian dollars) (1)	Canada	United States	Total
Future cash inflows	22,194	5,645	27,839
Future production costs	(9,083)	(1,942)	(11,025)
Future development costs and asset retirement obligations (2)	(2,952)	(1,353)	(4,305)
Future income taxes (3)	(554)	(50)	(604)
Future net cash flows	9,604	2,300	11,904
Deduct: 10% annual discount factor for timing of future cash flows	(3,528)	(1,018)	(4,547)
Standardized measure of future net cash flows	6,076	1,282	7,357
(1) Numbers may not add due to rounding.
(2) Asset retirement obligations include the costs related to future undrilled proved locations for which there were assigned proved undeveloped reserves.
(3) At December 31, 2018, the Company's Canadian and United States tax pools in Canadian dollars were approximately $8.4 billion and $3.8 billion, respectively.
Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Proved Petroleum and Natural Gas Reserves

December 31, 2019 (millions of Canadian dollars) (1)	Canada	United States	Total
Balance, beginning of year	6,076	1,282	7,357
Sales, net of production costs and royalties	(1,611)	(391)	(2,002)
Net change in prices and royalties related to forecast production	(429)	(305)	(734)
Development costs incurred during the period	883	349	1,232
Changes in estimated future development costs	27	2	29
Extensions, discoveries and improved recovery, net of related costs	78	—	78
Technical reserve revisions (2)	(659)	226	(433)
Purchases of reserves in place	16	7	23
Sales of reserves in place	(393)	(588)	(981)
Accretion of discount (3)	454	52	507
Net change in income taxes	236	13	250
All other changes (4)	(90)	(337)	(426)
Balance, end of year	4,590	311	4,901
(1) Numbers may not add due to rounding.
(2) Includes change in future net values attributed to infill drilling and technical revisions, which include changes to abandonment obligations and carbon tax assumptions.
(3) Estimated as 10% of the beginning of period net present value, less dispositions.
(4) Includes changes due to revised production profiles, development timing, operating costs, royalty rates, currency exchange rates, and actual prices received in 2019 versus forecast.

CRESCENT POINT ENERGY CORP.	4

December 31, 2018 (millions of Canadian dollars) (1)	Canada	United States	Total
Balance, beginning of year	5,420	714	6,134
Sales, net of production costs and royalties	(1,847)	(467)	(2,314)
Net change in prices and royalties related to forecast production	1,092	535	1,627
Development costs incurred during the period	1,061	589	1,650
Changes in estimated future development costs	(1)	4	3
Extensions, discoveries and improved recovery, net of related costs	318	207	526
Technical reserve revisions (2)	302	(138)	164
Purchases of reserves in place	5	2	7
Sales of reserves in place	(181)	(25)	(207)
Accretion of discount (3)	546	72	618
Net change in income taxes	(198)	(10)	(208)
All other changes (4)	(441)	(201)	(643)
Balance, end of year	6,076	1,282	7,357
(1) Numbers may not add due to rounding.
(2) Includes change in future net values attributed to infill drilling and technical revisions, which include changes to abandonment obligations and carbon tax assumptions.
(3) Estimated as 10% of the beginning of period net present value.
(4) Includes changes due to revised production profiles, development timing, operating costs, royalty rates, currency exchange rates, and actual prices received in 2018 versus forecast.
Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2019 (millions of Canadian dollars)	Canada	United States	Total
Proved properties	21,611	1,428	23,039
Unproved properties	1,514	334	1,848
Total capital costs	23,125	1,762	24,887
Accumulated depletion, amortization and impairment	(16,051)	(803)	(16,854)
Net capitalized costs	7,074	959	8,033

As at December 31, 2018 (millions of Canadian dollars)	Canada	United States	Total
Proved properties	22,331	4,304	26,635
Unproved properties	1,572	753	2,325
Total capital costs	23,903	5,057	28,960
Accumulated depletion, amortization and impairment	(15,057)	(3,057)	(18,114)
Net capitalized costs	8,846	2,000	10,846
Costs Incurred in Petroleum and Natural Gas Property Acquisitions, Exploration and Development Activities

Year ended December 31, 2019 (millions of Canadian dollars) (1)	Canada	United States	Total
Property acquisition costs (2)
Proved properties	1	9	10
Unproved properties	—	7	7
Development costs (3)	883	349	1,232
Exploration costs	16	19	35
Total	900	384	1,284
(1) Numbers may not add due to rounding.
(2) Excludes disposition proceeds of $838.5 million and $101.9 million for proved and unproved properties, respectively.
(3) Costs incurred exclude capitalized administration.

CRESCENT POINT ENERGY CORP.	5

Year ended December 31, 2018 (millions of Canadian dollars) (1)	Canada	United States	Total
Property acquisition costs (2)
Proved properties	6	7	13
Unproved properties	6	5	11
Development costs (3)	1,061	589	1,650
Exploration costs	32	88	120
Total	1,105	689	1,794
(1) Numbers may not add due to rounding.
(2) Excludes disposition proceeds of $355.7 million and $7.5 million for proved and unproved properties, respectively.
(3) Costs incurred exclude capitalized administration.
Results of Operations From Crude Oil and Natural Gas Producing Activities

Year ended December 31, 2019 (millions of Canadian dollars)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	2,304	550	2,854
Less:
Operating expenses	579	149	728
Transportation expenses	114	10	124
Depletion, amortization and impairment	2,145	538	2,683
Accretion on decommissioning liability	22	2	24
Operating income (loss)	(556)	(149)	(705)
Income taxes	—	—	—
Results of operations	(556)	(149)	(705)

Year ended December 31, 2018 (millions of Canadian dollars)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	2,632	663	3,295
Less:
Operating expenses	667	187	854
Transportation expenses	119	13	132
Depletion, amortization and impairment	3,950	1,325	5,275
Accretion on decommissioning liability	28	3	31
Operating income (loss)	(2,132)	(865)	(2,997)
Income taxes	—	—	—
Results of operations	(2,132)	(865)	(2,997)

CRESCENT POINT ENERGY CORP.	6